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                            January 14, 2022

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted December
20, 2021
                                                            CIK No. 0001861063

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. We note your
                                                        statement on page 2
that, "We affirmatively exclude as an initial business combination target any company of
which financial statements are audited by an accounting firm that the United States PCAOB
is unable to inspect for two consecutive years beginning in
                                                        2021...". We also note
that it would be possible that there could be a future change in auditor and the PCAOB
may or may not be able to inspect that auditor.
 Jie Weng
Aquaron Acquisition Corp.
January 14, 2022
Page 2
Exhibit 5.1, page II-5

2. We reissue comment 8. We do not see a revision to the opinion which clarifies that investors in this offering may rely upon the opinion.
General

3. Please update the prospectus for recent regulatory developments that may be applicable to the company or this offering including the China Securities Regulatory Commission draft rules (December 24, 2021), the new Negative List for Foreign Direct Investment
         (December 27, 2021) and the Cybersecurity Review Measures (January 4,
2022).
       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJie Weng                                   Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                             Division of
Corporation Finance
January 14, 2022 Page 2                                      Office of Finance
FirstName LastName